Sun Country Airlines Holdings, Inc.
2005 Cargo Road.

Minneapolis, MN 55450

October 12, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Staff Attorney
Office of Energy & Transportation

Sun Country Airlines Holdings, Inc.
Registration Statement on
Form S-1 (File No. 333-260195)

Dear Ms. Majmudar:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 9,200,000 shares (including 1,200,000 shares to cover over-allotments) of the common stock, par value $0.01 per share, of Sun Country Airlines Holdings, Inc. (the “Company”) be accelerated to October 14, 2021 at 4:30 p.m. E.D.T. or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ Eric Levenhagen
	Name:	Eric Levenhagen
	Title:	Chief Administrative Officer,
General Counsel and Secretary

[Signature Page to Acceleration Request]